iQSTEL, Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

November 7, 2019

Paul Fischer, Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

 Re:iQSTEL, Inc.

Offering Statement on Form 1-A

Amendment No. 6

Filed October 31, 2019

File No. 024-10950

Dear Mr. Fischer:

Kindly be advised that iQSTEL, Inc. (the "Company") requests that its Regulation A offering, as amended, be qualified on Tuesday, November 12 at 4:00 pm Eastern time, or as soon thereafter as is practicable.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Leandro Iglesias

Chief Executive Officer